[LOGO]                                                CaminoSoft Corp
CaminoSoft                                            600 Hampshire Road, #105
                                                      Westlake Village, CA 91361
                                                      Tel (805) 370-3100
September 29, 2005                                    Fax (805) 370-3200
                                                      www.caminosoft.com

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporate Finance, Room 4561
Washington, D.C. 20549

      Re:  CaminoSoft Corp.
           Post-effective Amendment No. 1 to Registration Statement on Form SB-2 Filed September 6, 2005
           File No. 333-122632

           Form 10-KSB for the year ended September 30, 2004, as amended Form 10-QSB for the quarter ended December 31, 2004, as amended Form 10-QSB for the quarter ended March 31, 2005
           Form 10-QSB for the quarter ended June 30, 2005
           File No. 033-64535-LA

Dear Mr. Shuman:

      On behalf of CaminoSoft Corp. ("CaminoSoft" or the "Company"), we hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission (the "Commission") dated September 21, 2005.

Form 10-QSB for the quarter ended June 30, 2005

Item 8A. Controls and Procedures

1. Please note that Item 308 of Regulation S-B requires the disclosure of any change in your internal controls that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal controls. Per your response to the comment in our letter dated September 12, 2005 and the referenced disclosure in your response, it appears that certain changes were made to your internal controls as of June 23, 2005. As a result, it appears that there were changes to your internal control over financial reporting for the quarter ended June 30, 2005, but that there were no such changes for the quarters ended September 31, 2004 and December 31, 2004. Further, we note that your Item 308 disclosure in your periodic reports provides for disclosure of only those changes or "other factors that could have significantly affected [your internal] controls." In light of the foregoing, please advise us with respect to whether there were any changes in your internal control over financial reporting for the quarters ended September 30, 2004, December 31, 2004, March 31, 2005 and June 30, 2005
      that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also confirm to us that you will consider this comment in preparing future periodic reports.


Mr. Mark P. Shuman
Securities and Exchange Commission
September 29, 2005
Page 1 of 3

      Company Response:

            In response to your comment, the Company did not have any change in internal control over financial reporting for the quarters ended September 30, 2004, December 31, 2004 or March 31, 2005, that materially affected or is likely to materially affect internal controls. We indicated in our prior response and disclosure with the filing of 8-K, Item 402 that the Company did have a material weakness in internal controls and the material weakness had since been remediated. The Company also amended prior periodic financial filings to reflect the adjustment to the financial statements and to fully disclose the changes.

            During the quarter ended June 30, 2005, the Company revised the internal controls and procedures to provide additional review of certain transactions. The Company updated the policies and procedures for internal controls over financial reporting as part of the remediation of the disclosed material weakness in internal controls. These changes will materially affect or are reasonably likely to materially affect, the internal control over financial reporting in the future. The Company acknowledges that these changes were made during the quarter ended June 30, 2005, and pursuant to Item 308, Internal Control over Financial Reporting these changes require disclosure during the quarter.

            The Company confirms it will consider the above referenced comment in preparation of all future periodic reports.

            We hereby confirm the following:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


Mr. Mark P. Shuman
Securities and Exchange Commission
September 29, 2005
Page 2 of 3

      o the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All questions and comments regarding the foregoing can be addressed to David Ficksman on (310) 789-1290 or the undersigned on (805) 370-3100.

                                      Kind regards,


                                      /s/ Stephen W. Crosson
                                      ------------------------------------
                                      Stephen W. Crosson
                                      Chief Financial Officer
                                      CaminoSoft Corp.

cc:   David Ficksman
      Michael Skelton
      Martin Casaus


Mr. Mark P. Shuman
Securities and Exchange Commission
September 29, 2005
Page 3 of 3